CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Interim Statements of Earnings and Comprehensive Income
(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended		Six Months Ended
		June 30		June 30
	Notes	2013	2012	2013	2012

REVENUE
Oil sales, net of royalties	5	$76,223	$73,633	$155,589	$150,845
Derivative gain (loss) on commodity contracts		—	(1)	—	(125)
Finance revenue	6	183	126	229	251
		76,406	73,758	155,818	150,971

EXPENSES
Production and operating		17,529	11,436	32,061	23,402
General and administrative		6,319	6,791	13,419	13,479
Foreign exchange (gain) loss		(2,210)	(1,802)	(3,728)	(2,174)
Finance costs	6	2,212	2,815	4,414	9,021
Exploration		71	111	178	671
Depletion, depreciation and amortization		12,060	11,762	23,240	23,511
Unrealized (gain) loss on financial instruments	11	(9,098)	(8,838)	(12,088)	(998)
Impairment of exploration and evaluation assets	8	19,710	1	19,710	17
		46,593	22,276	77,206	66,929

Earnings before income taxes		29,813	51,482	78,612	84,042
Income tax expense (recovery) - current		21,042	21,271	44,116	44,582
- deferred		(1,626)	62	(779)	(1,664)
		19,416	21,333	43,337	42,918
NET EARNINGS AND COMPREHENSIVE
INCOME FOR THE PERIOD		$10,397	$30,149	$35,275	$41,124

Earnings per share	15
Basic		$0.14	$0.41	$0.48	$0.56
Diluted		$—	$0.25	$0.26	$0.50
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q2-2013	1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	June 30, 2013	December 31, 2012

ASSETS
Current
Cash and cash equivalents	7	$101,435	$82,974
Accounts receivable		222,318	221,017
Prepaids and other		10,083	6,813
		333,836	310,804
Non-Current
Restricted cash		783	782
Intangible exploration and evaluation assets	8	33,220	48,414
Property and equipment
Petroleum properties	9	291,047	280,895
Other assets	9	3,930	4,350
Goodwill		8,180	8,180
		$670,996	$653,425

LIABILITIES
Current
Accounts payable and accrued liabilities		$47,031	$48,587
		47,031	48,587
Non-Current
Long-term debt	10	15,224	16,885
Convertible debentures	11	81,830	98,742
Deferred taxes		51,585	52,363
Other long-term liabilities		881	988
		196,551	217,565

SHAREHOLDERS' EQUITY
Share capital	13	159,401	158,721
Contributed surplus		14,344	11,714
Retained earnings		300,700	265,425
		474,445	435,860
		$670,996	$653,425
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
Director	Director

2	Q2-2013

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited – Expressed in thousands of U.S. Dollars)

		Three Months Ended		Six Months Ended
		June 30		June 30
	Notes	2013	2012	2013	2012

Share Capital
Balance, beginning of period		$159,259	$154,631	$158,721	$154,263
Stock options exercised		104	1,254	500	1,522
Transfer to share capital on exercise of options		38	435	180	535
Balance, end of period		$159,401	$156,320	$159,401	$156,320

Contributed Surplus
Balance, beginning of period		$12,879	$9,252	$11,714	$8,538
Stock-based compensation expense	14	1,503	1,027	2,810	1,841
Transfer to share capital on exercise of options		(38)	(435)	(180)	(535)
Balance, end of period		$14,344	$9,844	$14,344	$9,844

Retained Earnings
Balance, beginning of period		$290,303	$188,666	$265,425	$177,691
Net earnings		10,397	30,149	35,275	41,124
Balance, end of period		$300,700	$218,815	$300,700	$218,815
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q2-2013	3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three Months Ended		Six Months Ended
		June 30		June 30
	Notes	2013	2012	2013	2012
CASH FLOWS RELATED TO THE FOLLOWING
ACTIVITIES:

OPERATING
Net earnings for the period		$10,397	$30,149	$35,275	$41,124
Adjustments for:
Depletion, depreciation and amortization		12,060	11,762	23,240	23,511
Deferred lease inducement		113	115	228	229
Impairment of exploration and evaluation costs		19,710	1	19,710	17
Stock-based compensation		1,284	837	2,562	1,977
Finance costs	6	2,212	2,815	4,414	9,021
Income tax expense		19,416	21,333	43,337	42,918
Unrealized (gain) loss on commodity contracts		—	1	—	125
Unrealized (gain) loss on financial instruments	11	(9,098)	(8,838)	(12,088)	(998)
Unrealized (gain) loss on foreign currency translation		(2,165)	(1,730)	(3,670)	(2,080)
Income taxes paid		(21,042)	(21,271)	(44,116)	(44,582)
Changes in non-cash working capital	17	(16,540)	(10,571)	(645)	(44,888)
Net cash generated by (used in) operating activities		16,347	24,603	68,247	26,374

INVESTING
Additions to intangible exploration and evaluation assets	8	(1,040)	(1,250)	(4,516)	(1,521)
Additions to petroleum properties	9	(18,229)	(12,811)	(32,906)	(16,772)
Additions to other assets	9	(26)	(389)	(66)	(629)
Business acquisitions		—	(23,097)	—	(23,097)
Changes in restricted cash		—	808	(1)	807
Changes in non-cash working capital	17	(4,624)	(24,145)	(5,517)	(32,085)
Net cash generated by (used in) investing activities		(23,919)	(60,884)	(43,006)	(73,297)

FINANCING
Issue of common shares for cash	13	104	1,254	500	1,522
Financing costs		(2,155)	(383)	(2,205)	(383)
Interest paid		(185)	(586)	(3,558)	(1,393)
Issue of convertible debentures		—	—	—	97,851
Issue costs for convertible debentures		—	(241)	—	(4,630)
Repayments of long-term debt		—	(20,000)	—	(20,000)
Decrease in other long-term liabilities		(141)	(165)	(285)	(329)
Changes in non-cash working capital	17	—	1,658	—	2,463
Net cash generated by (used in) financing activities		(2,377)	(18,463)	(5,548)	75,101
Currency translation differences relating to cash and cash equivalents		(796)	(339)	(1,232)	168
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(10,745)	(55,083)	18,461	28,346

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		112,180	127,313	82,974	43,884

CASH AND CASH EQUIVALENTS, END OF PERIOD		$101,435	$72,230	$101,435	$72,230
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

4	Q2-2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at June 30, 2013 and December 31, 2012 and for the periods ended June 30, 2013 and 2012
(Unaudited - Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective as of June 30, 2013. These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2012 Consolidated Financial Statements.
These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on August 9, 2013.
Basis of measurement
The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Financial Statements for the year ended December 31, 2012, except for the new accounting policies described in Note 3.
The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents and convertible debentures that have been measured at fair value.
Functional and presentation currency
In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.
3. CHANGES IN ACCOUNTING POLICIES
New accounting policies
IFRS 10 (new) "Consolidated Financial Statements"
In May 2011, the IASB issued IFRS 10 to replace SIC-12, "Consolidation - Special Purpose Entities", and parts of IAS 27, "Consolidated and Separate Financial Statements". IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 11 (new) "Joint Arrangements"
In May 2011, the IASB issued IFRS 11 to replace IAS 31, "Interests in Joint Ventures", and SIC-13, "Jointly Controlled Entities - Non-monetary Contributions by Venturers". IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 12 (new) "Disclosure of Interests in Other Entities"
In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.

Q2-2013	5

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

IFRS 13 (new) "Fair Value Measurement"
In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 1 (revised) “Presentation of Financial Statements”
In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 19 (revised) “Employee Benefits”
In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 28 (revised) “Investments in Associates and Joint Ventures”
In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.
Future changes to accounting policies
As at the date of authorization of these Condensed Consolidated Interim Financial Statements the following Standards and Interpretations which have not yet been applied in these Condensed Consolidated Interim Financial Statements have been issued but are not yet effective:
IFRS 9 (revised) "Financial Instruments: Classification and Measurement"
In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, "Financial Instruments: Recognition and Measurement". In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of this standard on its Condensed Consolidated Interim Financial Statements.
IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments on its Condensed Consolidated Interim Financial Statements.
IFRS 12 (revised) "Disclosure of Interests in Other Entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments on its Condensed Consolidated Interim Financial Statements.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments to its Condensed Consolidated Interim Financial Statements.
4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Values of Financial Instruments
The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its convertible debentures as financial liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.

6	Q2-2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	June 30, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$101,435	$101,435	$82,974	$82,974
Loans and receivables	223,101	223,101	221,799	221,799
Financial liabilities at fair value through profit or loss	81,830	81,830	98,742	98,742
Other liabilities	62,255	65,481	65,472	67,037
Assets and liabilities at June 30, 2013 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and cash equivalents and convertible debentures are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents and convertible debentures are classified as Level 1. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.
Credit risk
Credit risk is the risk of loss if the counterparties do not fulfill their contractual obligations, and is a significant risk facing the Company. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit losses in the collection of accounts receivable to date.
Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian Government. The continued political changes in the country combined with the Company's increased production during this period have resulted in a larger receivable balance, which increases TransGlobe’s credit risk. Despite these factors, the Company still expects to collect in full all outstanding receivables.

(000s)
Trade receivables at June 30, 2013
Neither impaired nor past due	$47,076
Impaired (net of valuation allowance)	—
Not impaired and past due in the following period:
Within 30 days	24,347
31-60 days	25,573
61-90 days	23,935
Over 90 days	101,387
In Egypt, the Company sold all of its 2013 and 2012 production to one purchaser. In Yemen, the Company sold all of its 2013 and 2012 Block 32 production to one purchaser. Block S-1 production was sold to one purchaser in 2012. Management considers such transactions normal for the Company and the international oil industry in which it operates.
The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable Canadian and international banking institutions.
Capital Disclosures
The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt and convertible debentures is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as cash flow from operating activities before changes in non-cash working capital. Funds flow from operations is a measure that may not be comparable to similar measures used by other companies. The Company defines and computes its capital as follows:

Q2-2013	7

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

	As at	As at
(000s)	June 30, 2013	December 31 2012
Shareholders’ equity	$474,445	$435,860
Long-term debt, including the current portion (net of unamortized transaction costs)	15,224	16,885
Convertible debentures	81,830	98,742
Cash and cash equivalents	(101,435)	(82,974)
Total capital	$470,064	$468,513
The Company’s debt-to-funds flow ratio is computed as follows:

	12 months trailing
(000s)	June 30, 2013	December 31, 2012
Long-term debt, including the current portion (net of unamortized transaction costs)	$15,224	$16,885
Convertible debentures	81,830	98,742
Total debt	97,054	115,627

Cash flow from operating activities	135,865	93,992
Changes in non-cash operating working capital	15,263	59,506
Funds flow from operations	$151,128	$153,498
Ratio	0.6	0.8
The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives. The Company is also subject to financial covenants in the Borrowing Base Facility that existed as at June 30, 2013. The key financial covenants are as follows:

•
Consolidated Financial Indebtedness to net cash generated by (used in) operating activities will not exceed 3.0 to 1.0. For the purposes of this calculation, Consolidated Financial Indebtedness is defined as the aggregate of all financial indebtedness of the Company, including any outstanding letters of credit or bank guarantees (which are calculated net of any cash in the Company's bank accounts), and excluding any financial indebtedness under the convertible debentures and any other subordinated financial indebtedness approved by the Facility Agent.

•	Current ratio (current assets to current liabilities) will not be less than 1.0 to 1.0.
The Company is in compliance with all financial covenants at June 30, 2013.
5. OIL REVENUE

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2013	2012	2013	2012
Oil sales	$152,646	$148,078	$312,561	$307,504
Less: Royalties	76,423	74,445	156,972	156,659
Oil sales, net of royalties	$76,223	$73,633	$155,589	$150,845
6. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2013	2012	2013	2012
Interest expense	$1,929	$2,244	$3,869	$3,761
Issue costs for convertible debentures	—	241	—	4,630
Amortization of deferred financing costs	283	330	545	630
Finance costs	$2,212	$2,815	$4,414	$9,021

8	Q2-2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

7. CASH AND CASH EQUIVALENTS

(000s)	June 30, 2013	December 31, 2012
Cash	$71,435	$32,822
Cash equivalents	30,000	50,152
	$101,435	$82,974
As at June 30, 2013 cash equivalents consisted of term deposits held at an international financial institution redeemable in full or in part at any time prior to maturity at the option of the Company with no penalty.
8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2012	$48,414
Additions	4,516
Impairment loss	(19,710)
Balance at June 30, 2013	$33,220
The Company recorded an impairment loss in the amount of $19.7 million during the three-month period ended June 30, 2013. The impairment relates to the South Mariut concession in Egypt and represents all intangible exploration and evaluation asset costs carried at South Mariut as at June 30, 2013. It was determined that an impairment loss was necessary as no commercially viable quantities of oil have been discovered at South Mariut, and the Company and its joint interest partner agreed to relinquish the South Mariut lands to the Egyptian Government rather than continue with the next exploration phase.
9. PROPERTY AND EQUIPMENT

(000s)	Petroleum Properties	Other Assets	Total
Balance at December 31, 2012	$387,572	$9,855	$397,427
Additions	32,906	66	32,972
Balance at June 30, 2013	$420,478	$9,921	$430,399

Accumulated depletion, depreciation, amortization and impairment losses at	$106,677	$5,505	$112,182
December 31, 2012
Depletion, depreciation and amortization for the period	22,754	486	23,240
Balance at June 30, 2013	$129,431	$5,991	$135,422

Net Book Value
At December 31, 2012	$280,895	$4,350	$285,245
At June 30, 2013	$291,047	$3,930	$294,977
10. LONG-TERM DEBT
The contractual terms of the Company’s interest-bearing loans and borrowings are measured at amortized cost. As at June 30, 2013, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility are described below.

(000s)	June 30, 2013	December 31, 2012
Bank debt	$18,450	$18,450
Deferred financing costs	(3,226)	(1,565)
	15,224	16,885
Current portion of long-term debt	—	—
	$15,224	$16,885
On June 11, 2013, the Company finalized an amendment to the Borrowing Base Facility, which re-established the borrowing base at $100.0 million and extended the term of the facility to December 31, 2017. As at June 30, 2013, $18.5 million was drawn. The Borrowing Base Facility is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 5.0% to 5.5% and is dependent on the amount drawn. As repayments on the Borrowing Base Facility are not expected to commence until 2017, the entire balance has been presented as a long-term liability on the Condensed Consolidated Interim Balance Sheets. Repayments will be made on a semi-annual basis in order to reduce the amount borrowed to an amount no greater than the Borrowing Base. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the Borrowing Base Facility, up to a pre-defined commitment

Q2-2013	9

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

amount which is subject to pre-determined semi-annual reductions in accordance with the terms of the Borrowing Base Facility. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.
The estimated future debt payments on long-term debt, as of June 30, 2013 are as follows:

(000s)
2013	$—
2014	—
2015	—
2016	—
2017	18,450
$18,450
11. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2012	$98,742
Fair value adjustment	(12,088)
Foreign exchange adjustment	(4,824)
Balance at June 30, 2013	$81,830
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88 per common share). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at June 30, 2013 the convertible debentures were trading at a price of C$88.00 for a C$100.00 par value debenture. As a result, the Company has recognized a net non-cash recovery of $12.1 million for the six months ended June 30, 2013.
12. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office, equipment and drilling rig leases.
Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2014.
Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease to be evaluated annually. Based on the Company's annual Reserve Report effective December 31, 2012, no additional fees were due in 2013.
Pursuant to the June 7, 2012 and July 26, 2012 share purchase agreements for a combined 100% operated interest in the South Alamein concession in Egypt, the Company has a commitment to drill one well (all financial commitments have been met) prior to the termination of the final two-year extension period, which expires on April 5, 2014.
In the normal course of its operations, the Company may be subject to litigation proceedings and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2013.

10	Q2-2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

13. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	Six Months Ended		Year-ended
	June 30, 2013		December 31, 2012
000’s	Shares	Amount	Shares	Amount
Balance, beginning of period	73,794	$158,721	73,055	$154,263
Stock options exercised	101	500	739	3,333
Share-based compensation on exercise	—	180	—	1,125
Balance, end of period	73,895	$159,401	73,794	$158,721
14. SHARE-BASED PAYMENTS
The Company operates a stock option plan (the "Plan") to provide equity-settled share-based remuneration to directors, officers and employees. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Six Months Ended		Year ended
	June 30, 2013		December 31, 2012
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	5,110	8.19	4,760	6.81
Granted	2,038	9.15	1,327	11.43
Exercised	(101)	5.03	(739)	4.49
Forfeited	(47)	11.53	(238)	9.82
Options outstanding, end of period	7,000	8.52	5,110	8.19
Options exercisable, end of period	3,577	7.00	2,713	5.69
Share-based compensation
Compensation expense of $2.8 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the six month period ended June 30, 2013 (2012 - $1.8 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.
All options granted vest annually over a three-year period and expire five years after the grant date. During the six month period ended June 30, 2013, employees exercised 101,000 (2012 – 331,400) stock options. The fair value related to these options was $0.2 million, (2012 - $0.5 million) at time of grant and has been transferred from contributed surplus to share capital. As at June 30, 2013 and December 31, 2012, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.
Share appreciation rights plan
In addition to the Company’s stock option plan, the Company also issues share appreciation rights (“units”) under the share appreciation rights plan. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company but receives cash. Units granted under the share appreciation rights plan vest one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted expire five years after the grant date. The following table summarizes information about the share appreciation rights outstanding and exercisable at the dates indicated:

Q2-2013	11

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

	Six Months Ended		Year Ended
	June 30, 2013		December 31, 2012
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	Of	Exercise
(000s, except per share amounts)	Units	Price (C$)	Units	Price (C$)
Units outstanding, beginning of period	153	7.80	105	6.04
Granted	—	—	48	11.65
Forfeited	(27)	9.59	—	—
Units outstanding, end of period	126	7.41	153	7.80
Units exercisable, end of period	106	6.62	70	6.04
A compensation expense recovery of $0.2 million has been recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the six month period ended June 30, 2013 (2012 - $0.1 million expense) in respect of cash-settled share-based payment transactions.
15. PER SHARE AMOUNTS
The earnings used in the calculation of basic and diluted earnings per share are as follows:

	Three Months Ended		Six Months Ended
	June 30		June 30
(000s)	2013	2012	2013	2012
Net earnings	$10,397	$30,149	$35,275	$41,124
Dilutive effect of convertible debentures	(10,580)	(9,328)	(14,031)	(716)
Diluted net earnings	$(183)	$20,821	$21,244	$40,408
In calculating the earnings per share, basic and diluted, the following weighted average shares were used:

	Three Months Ended		Six Months Ended
	June 30		June 30
(000s)	2013	2012	2013	2012
Weighted average number of shares outstanding	73,884	73,235	73,845	73,148
Dilutive effect of stock options	1,987	2,347	1,775	2,392
Dilutive effect of convertible debentures	6,474	6,474	6,474	4,556
Weighted-average number of diluted shares outstanding	82,345	82,056	82,094	80,096
In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and six month periods ended June 30, 2013, the Company excluded 4,619,800 and 4,382,800 stock options (2012 – 2,070,300 in both periods) as their exercise price was greater than the average common share market price in the respective periods.
The convertible debentures are dilutive in any period in which earnings per share is reduced by the effect of adjusting net earnings for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures.

12	Q2-2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

16. SEGMENTED INFORMATION
The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.
The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Egypt		Yemen		Total
	Six Months Ended		Six Months Ended		Six Months Ended
	June 30		June 30		June 30
(000s)	2013	2012	2013	2012	2013	2012
Revenue
Oil sales, net of royalties	$151,538	$146,796	$4,051	$4,049	$155,589	$150,845
Finance revenue	134	30	3	22	137	52
Total segmented revenue	151,672	146,826	4,054	4,071	155,726	150,897

Segmented expenses
Production and operating	28,081	19,042	3,980	4,360	32,061	23,402
Depletion, depreciation and amortization	22,430	22,864	634	449	23,064	23,313
Income taxes – current	43,326	43,572	790	1,010	44,116	44,582
Income taxes – deferred	996	(1,080)	(1,775)	(584)	(779)	(1,664)
Impairment loss	19,710	17	—	—	19,710	17
Total segmented expenses	114,543	84,415	3,629	5,235	118,172	89,650

Segmented earnings	$37,129	$62,411	$425	$(1,164)	37,554	61,247

Non-segmented expenses (income)
Derivative loss on commodity contracts					—	125
Exploration					178	671
General and administrative					13,419	13,479
Foreign exchange (gain) loss					(3,728)	(2,174)
Depreciation and amortization					176	198
Unrealized loss on financial instruments					(12,088)	(998)
Finance revenue					(92)	(199)
Finance costs					4,414	9,021
Total non-segmented expenses					2,279	20,123

Net earnings for the period					$35,275	$41,124

Capital expenditures
Exploration and development	$36,093	$18,467	$1,377	$373	$37,470	$18,840
Corporate acquisitions					—	23,097
Corporate					18	82
Total capital expenditures					$37,488	$42,019

Q2-2013	13

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

	Egypt		Yemen		Total
	Three Months Ended		Three Months Ended		Three Months Ended
	June 30		June 30		June 30
(000s)	2013	2012	2013	2012	2013	2012
Revenue
Oil sales, net of royalties	$73,693	$71,339	$2,530	$2,294	$76,223	$73,633
Finance revenue	122	20	—	11	122	31
Total segmented revenue	73,815	71,359	2,530	2,305	76,345	73,664

Segmented expenses
Production and operating	15,350	9,094	2,179	2,342	17,529	11,436
Depletion, depreciation and amortization	11,540	11,563	432	201	11,972	11,764
Income taxes – current	20,536	20,743	506	528	21,042	21,271
Income taxes – deferred	(618)	152	(1,008)	(90)	(1,626)	62
Impairment loss	19,710	1	—	—	19,710	1
Total segmented expenses	66,518	41,553	2,109	2,981	68,627	44,534

Segmented earnings	$7,297	$29,806	$421	$(676)	7,718	29,130

Non-segmented expenses (income)
Derivative loss on commodity contracts					—	1
Exploration					71	111
General and administrative					6,319	6,791
Foreign exchange (gain) loss					(2,210)	(1,802)
Depreciation and amortization					88	(2)
Unrealized (gain) loss on financial instruments					(9,098)	(8,838)
Finance revenue					(61)	(95)
Finance costs					2,212	2,815
Total non-segmented expenses					(2,679)	(1,019)

Net earnings for the period					$10,397	$30,149

Capital expenditures
Exploration and development	$18,405	$14,052	$882	$355	$19,287	$14,407
Corporate acquisition					—	23,097
Corporate					8	43
Total capital expenditures					$19,295	$37,547

14	Q2-2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The carrying amounts of reportable segment assets and liabilities are as follows:

June 30, 2013
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$17,627	$15,593	$33,220
Property and equipment
Petroleum properties	256,611	34,436	291,047
Other assets	2,176	—	2,176
Goodwill	8,180	—	8,180
Other	272,559	1,901	274,460
Segmented assets	557,153	51,930	609,083
Non-segmented assets			61,913
Total assets			$670,996

Liabilities
Accounts payable and accrued liabilities	$41,174	$1,452	$42,626
Deferred taxes	43,079	8,506	51,585
Segmented liabilities	84,253	9,958	94,211
Non-segmented liabilities			102,340
Total liabilities			$196,551

December 31, 2012
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$33,321	$15,093	$48,414
Property and equipment
Petroleum properties	246,702	34,193	280,895
Other assets	2,439	—	2,439
Goodwill	8,180	—	8,180
Other	282,627	5,106	287,733
Segmented assets	573,269	54,392	627,661
Non-segmented assets			25,764
Total assets			$653,425

Liabilities
Accounts payable and accrued liabilities	$41,406	$1,321	$42,727
Deferred taxes	42,082	10,281	52,363
Segmented liabilities	83,488	11,602	95,090
Non-segmented liabilities			122,475
Total liabilities			$217,565

Q2-2013	15

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

17. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

	Three Months Ended		Six Months Ended
	June 30		June 30
(000s)	2013	2012	2013	2012
Operating activities
(Increase) decrease in current assets
Accounts receivable	$(17,692)	$(5,045)	$(1,300)	$(52,296)
Prepaids and other	(285)	2,287	14	2,121
Product inventory	326	—	—	—
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	1,111	(7,813)	641	5,287
	$(16,540)	$(10,571)	$(645)	$(44,888)

Investing Activities
(Increase) decrease in current assets
Prepaids and other	$(3,873)	$(197)	$(3,257)	$1,027
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(751)	(23,948)	(2,260)	(33,112)
	$(4,624)	$(24,145)	$(5,517)	$(32,085)

Financing Activities
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	$—	$1,658	$—	$2,463
	$—	$1,658	$—	$2,463

18. JOINT ARRANGEMENTS
A joint arrangement involves joint control and offers joint ownership by the Company and other joint interest partners of the financial and operating policies, and of the assets associated with the arrangement. Joint arrangements are classified into one of two categories: joint operations or joint ventures.
A joint operation is a joint arrangement whereby the Company and the other parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. Parties involved in joint operations must recognize in relation to their interests in the joint operation their proportionate share of the revenues, expenses, assets and liabilities. A joint venture is a joint arrangement whereby the Company and the other parties that have joint control of the arrangement have rights to the net assets of the arrangement. Parties involved in joint ventures must recognize their interests in joint ventures as investments and must account for that investment using the equity method.
All of the joint arrangements in which the Company is involved are conducted pursuant to Production Sharing Agreements and Production Sharing Concessions (collectively defined as "PSCs"). Given the nature and contractual terms associated with the PSCs, the Company has determined that it has rights to the assets and obligations for the liabilities in all of its joint arrangements, and that there are no currently existing joint arrangements where the Company has rights to net assets. Accordingly, all joint arrangements have been classified as joint operations, and the Company has recognized in the Condensed Consolidated Interim Financial Statements its share of all revenues, expenses, assets and liabilities in accordance with the PSCs.

The Company's joint arrangements are established to facilitate the development and production of oil and gas and are governed by the respective PSCs between the host government and the Company along with its joint interest partner(s) in some cases (collectively, the "Contractor").
As at June 30, 2013, the Company was involved in the following joint arrangements:

Joint arrangement	Classification	Place of business	Applicable PSC	Working interest[1]
Dara Petroleum Company	Joint operation	Egypt	West Gharib	100%
West Bakr Petroleum Company	Joint operation	Egypt	West Bakr	100%
Petro Safwa Petroleum Company	Joint operation	Egypt	East Ghazalat	50%
Block S-1 PSA Joint Operation	Joint operation	Yemen	Block S-1	25%
Block 32 PSA Joint Operation	Joint operation	Yemen	Block 32	13.81087%
[1] Working interest represents the Company's proportionate share of assets purchased and costs incurred. It also represents the Company's entitlement to the Contractor's share of oil produced and royalties and taxes paid in accordance with the respective PSCs.

16	Q2-2013